TRILOGY
ENERGY TRUST

0, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

[redacted]

06011600

March 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release dated February 28, 2006.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Barnard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

dlw 3/13

TRILOGY ENERGY TRUST
Calgary, Alberta

February 28, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES STRATEGIC CORPORATE ACQUISITION

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces that it has entered into an arrangement agreement (the "Arrangement Agreement") with Redsky Energy Ltd. ("Redsky"), a private Alberta oil and gas company, providing for the acquisition of all of the issued and outstanding common shares of Redsky ("Redsky Shares") for aggregate consideration of 6,500,000 trust units of the Trust ("Units") (0.3754 Units for each Redsky Share on a fully diluted basis) pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement"). At January 31, 2006 Redsky's had $75,000 in debt and a positive working capital balance.

The Arrangement has the unanimous support of the Board of Directors of Redsky. The Board of Directors of Redsky will recommend that shareholders of Redsky vote in favour of the Arrangement. All of Redsky's officers and directors, representing approximately 31% percent of the fully diluted outstanding Redsky Shares, have entered into lock-up agreements with the Trust whereby they have agreed to vote in favour of the Arrangement. The Arrangement Agreement contains a non-completion fee in the amount of $5 million, which is payable by either party, in certain circumstances if the Arrangement is not completed. The completion of the Arrangement is subject to various conditions, including receipt of all required regulatory, shareholder and court approvals. A special meeting of shareholders of Redsky is expected to be called in March 2006 to consider the Arrangement. An information circular detailing the Arrangement is anticipated to be mailed to Redsky shareholders by early March 2006. FirstEnergy Capital Corp. is acting as Redsky's financial advisor in connection with the transaction.

Trilogy believes the acquisition of Redsky represents an excellent opportunity to add value and sustainability for its unitholders. The transaction is expected to be immediately accretive to cash flow per unit. Based on the $18.59 closing price of a Trilogy Unit on February 28, 2006, the transaction metrics with respect to the Redsky acquisition are $51,300 per flowing Boe/d, and $20.54 per Boe of proved plus probable reserves.

Trilogy's strategy has been to grow through the exploitation of tight gas resources in the Kaybob area as well as pursue acquisition opportunities where we can employ a similar exploitation strategy. Redsky's assets fit this model very well, there is a mix of shallow conventional reserves, as well as deeper tight gas reservoirs that can be further developed. Redsky's production comes from assets that are concentrated, high working

interest, and are primarily operated by the company. The acquired assets and undeveloped land base will provide Trilogy with additional lower risk drilling opportunities that can be exploited in the future.

Redsky's current production is approximately 2,300 Boe/d, over 80% of which is natural gas. This production volume should increase as Redsky has a number of high quality drilling commitments that are expected to be completed prior to breakup, and should generate additional value for Trilogy.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust.
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915

Terry Mah, President and Chief Executive Officer
Redsky Energy Ltd.
Calgary, Alberta T2P 3H2
Telephone: (403) 263-8331

Forward-Looking Statements Advisory

This news release contains statements concerning the reserves and production of Redsky and metrics calculated pursuant thereto, the mailing date of the circular to be provided to Redsky shareholders, the timing of the meeting of the Redsky shareholders, the recommendation of the Board of Directors of Redsky that the shareholders of Redsky vote in favour of the Arrangement, the assets and prospects of Redsky and the effect of the Arrangement on the cash flow per unit and the value and sustainability of Trilogy that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include, among other things: oil and gas prices remaining relatively consistent with their current prices, Trilogy obtaining drilling success consistent with expectations, regulatory approvals being obtained, estimated timelines being met when expected, the Arrangement being completed on the terms and conditions provided for in the Arrangement Agreement and Trilogy being able to successfully integrate the assets and operation of Redsky with its own.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, product supply and demand, risks

inherent in Trilogy's operations, imprecision of resource estimates, Trilogy's ability to access external sources of debt and equity capital, Trilogy's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Trilogy's ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Oil and Gas Advisory

This press release contains disclosure expressed as "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.